Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

We have read the statements of Mobiclear Inc. pertaining to our firm included under Item 4.01 of Form 8-K to be filed on or about February 12, 2009, and have the following comments:

1.	We agree with the statements made in the second, third, and fourth paragraphs.
2.	We have no basis on which to agree or disagree with the statements made in the first and fifth paragraph.
3.	Our response is limited, based on the fact that we have not done any work for Mobiclear since November 13, 2008.

Very Truly Yours,

/s/ Goff Backa Alfera & Company, LLC

Goff Backa Alfera & Company, LLC

February 12, 2009